UNITED STATES OF AMERICA

                                            before the

                                SECURITIES AND EXCHANGE COMMISSION


                                          )
In the Matter of                          )
                                          )
Northeast Utilities Service Company,      )
North Atlantic Energy Service Corporation,)
Northeast Nuclear Energy Company,         )      CERTIFICATE
Yankee Atomic Electric Company and        )      AS TO
Connecticut Yankee Atomic Power           )      CONSUMMATION
Company                                   )      OF TRANSACTION
                                          )
File No. 70-8699                          )
                                          )
(Public Utility Holding Company Act       )
of 1935)                                  )
                                          )

  Pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder, the undersigned hereby certify that the transactions described in their Application/Declaration on Form U-1, as amended, filed in this proceeding (the "Application") have been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Application, and in compliance with the Order of the Securities and Exchange Commission set forth in Release No. 35-26414 granting the Application. More specifically, the Reciprocal Support Agreement described in and filed with the Application has been entered into by the Applicants.

  Submitted with this Certificate is the "past tense" opinion of counsel to the undersigned.

Dated:  February 7, 1996

                                        NORTHEAST NUCLEAR ENERGY COMPANY
                                        NORTH ATLANTIC ENERGY SERVICE
                                        CORPORATION
                                        CONNECTICUT YANKEE ATOMIC POWER
                                        COMPANY
                                        YANKEE ATOMIC ELECTRIC COMPANY
                                        NORTHEAST UTILITIES SERVICE COMPANY

                                        By:     Day, Berry & Howard
                                                Their Attorneys

                                                By:/s/ Gerald Garfield
                                                Gerald Garfield
                                                  A Partner

					    File No. 70-8699



                                   INDEX TO EXHIBITS FILED WITH
                           CERTIFICATE AS TO CONSUMMATION OF TRANSACTION





"Past Tense" Opinion of Counsel

			          OPINION OF DAY, BERRY & HOWARD
                                      COUNSEL FOR APPLICANTS


                                             February 7, 1996

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington, D.C. 20549

        Re:    Northeast Utilities Service Company
               North Atlantic Energy Service Corporation
               Northeast Nuclear Energy Company
               Yankee Atomic Electric Company
               Connecticut Yankee Atomic Power Company
               File No. 70-8699

Ladies and Gentlemen:

 We have acted as counsel to Northeast Utilities Service Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Yankee Atomic Electric Company and Connecticut Yankee Atomic Power Company (collectively, the "Applicants") in connection with those transactions contemplated in their application/declaration on Form U-1 in File No. 70-8699 (the "Application") regarding a proposed Reciprocal Support Agreement among the Applicants (the "Agreement"). This opinion is given to you with respect to such transaction pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, and pursuant to your Instructions as to Exhibits to applications and declarations filed on Form U-1. Except as otherwise defined herein, terms used herein shall have the meanings given them in the Agreement.

 We have examined such documents, corporate records and other instruments as we have deemed necessary or advisable for the purposes of this opinion. We have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures, the legal capacity of natural persons and the conformity to originals of documents submitted to us as copies.

 The opinions set forth herein are qualified in their entirety as follows: (a) every opinion rendered herein is expressly subject to the consummation of the transactions in accordance with the Agreement; (b) no opinion is expressed as to any laws other than the federal laws of the United States and laws of the State of Connecticut, the State of New Hampshire and the Commonwealth of Massachusetts; (c) insofar as any opinion relates to the certificate of incorporation or similar charter document or bylaws of any of the Applicants, we have assumed that such certificate of incorporation, charter document or bylaws have not been amended, modified or repealed since September 19, 1995; (d) the opinion expressed in paragraph 2 is based solely upon certificates of good standing obtained from the Connecticut Secretary of State and the New Hampshire Secretary of State and upon information obtained by us from the Connecticut Secretary of State and the Massachusetts Secretary of the Commonwealth; and (e) the opinion expressed in paragraph 3 is based solely upon the opinion of Jeffrey C. Miller, Assistant General Counsel for Northeast Utilities Service Company and the opinion of Robert A. Bersak, Assistant General Counsel for Public Service Company of New Hampshire, and we express no opinion as to such matters except to the extent covered by such opinions and subject to the qualifications and assumptions contained in such opinion.

 Based on and subject to the foregoing, we are of the opinion that:

 1. Upon the filing of the Agreement with the New Hampshire Public Utilities Commission pursuant to N.H. Rev. Stat. Ann. section 366:3, all state laws applicable to the transactions contemplated by the Agreement will have been complied with.

 2. Each of the Applicants is validly incorporated and duly existing under the laws of its jurisdiction of incorporation.

 3. The transactions contemplated by the Agreement do not violate the legal rights of the holders of any securities issued by the Applicants or any associate company thereof.

                                             Very truly yours,

                                             /s/ Day, Berry & Howard

GG:PNB